 Exhibit 99.1

CIBC Announces a Change of Location of its Annual Meeting of Shareholders

TORONTO, March 20, 2020 /CNW/ - CIBC (TSX: CM) (NYSE: CM) today announced that its Annual Meeting of Shareholders will be held via webcast and teleconference only instead of in-person to support public health efforts in managing COVID-19. Our virtual meeting is permitted under a court order that CIBC and other Canadian financial institutions received today.

CIBC will be leveraging technology to help provide a consistent and positive experience to all shareholders regardless of their location.  Registered shareholders and duly appointed proxyholders may ask questions and vote through the live webcast. Any shareholder may watch the live webcast or listen by calling in.

  Date: Date: April 8, 2020
  Time: 10:30 a.m. ET
  Location: Virtual Meeting (Please check the Annual Meeting page of our website where further details will be provided on how to attend and vote at the virtual meeting or call in.)

As always, shareholders may vote in advance of the meeting by one of the methods described in the Management Proxy Circular (available at www.cibc.com/ca/investor-relations/annual-reports.html) and proxy materials previously distributed for the meeting. Shareholders with questions may contact CIBC's transfer agent at the number included in CIBC's Circular. Note that the proxy form or voting instruction form previously distributed to shareholders will not be updated to reflect the change to a virtual format.

About CIBC
CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://cibc.mediaroom.com/.

SOURCE CIBC - Investor Relations

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%CIK: 0001045520

For further information: Investor Relations: Alice Dunning, 416-861-8870, alice.dunning@cibc.com; Jason Patchett, 416-980-8691, jason.patchett@cibc.com; Investor & Financial Communications: Erica Belling, 416-594-7251, erica.belling@cibc.com; Tom Wallis, 416-980-4048, tom.wallis@cibc.com

CO: CIBC - Investor Relations

CNW 11:42e 20-MAR-20